                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                          ALEXION PHARMACEUTICALS, INC.
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK $.0001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   015351-10-9
                                   -----------
                                 (CUSIP Number)

                                 Dr. Anders Hove
                     Grafenauweg 4, 6301 Zug CH/Switzerland
                               011-41-41-724-5959
                               ------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             Daniel L. Goelzer, Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                             Washington, D.C. 20006

                               December 8, 1997
                               ----------------
                          (Date of Event which Requires
                            Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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           Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

           NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder if this cover page shall not be deemed to be " filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 015351-10-9

--------------------------------------------------------------------------------
(1)  Name of Reporting Person

        Biotech Target S.A.

      S.S. or I.R.S. Identification No. of Above Person:

        Not Applicable - Foreign Corporation

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group*            (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds

        AF

--------------------------------------------------------------------------------
(5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items
    2(d) or 2(e)                                                      [ ]


--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

        Panama

--------------------------------------------------------------------------------
Number of Shares                    (7)  Sole Voting Power
Beneficially Owned                         0  by Biotech Target S.A.
by Each Reporting
Person With                         --------------------------------------------
                                    (8)  Shared Voting Power
                                           1,038,282 by Biotech Target S.A.
                                           (See Item 5)

                                    --------------------------------------------
                                    (9)  Sole Dispositive Power
                                           0  by Biotech Target S.A.

                                    --------------------------------------------
                                    (10) Shared Dispositive Power
                                           1,038,282 by Biotech Target S.A.
                                           (See Item 5)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person


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1,038,282 shares of common stock, $.0001 par value per share
(See Item 5)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]


--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

        11.4%

--------------------------------------------------------------------------------
(12) Type of Reporting Person*

        CO


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CUSIP No. 015351-10-9

--------------------------------------------------------------------------------
(1)  Name of Reporting Person

        BB Biotech AG

       S.S. or I.R.S. Identification No. of Above Person:

        Not Applicable: Foreign Corporation

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group*           (a) [ ]
                                                                 (b) [X]

--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds

        WC

--------------------------------------------------------------------------------
(5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items
    2(d) or 2(e)                                                      [ ]


--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

        Switzerland

--------------------------------------------------------------------------------
Number of Shares                    (7)  Sole Voting Power
Beneficially Owned                  0 by BB Biotech AG
by Each Reporting
Person With                         --------------------------------------------
                                    (8)  Shared Voting Power
                                    1,038,282 by BB Biotech AG
                                    (See Item 5)

                                    --------------------------------------------
                                    (9)  Sole Dispositive Power
                                    0 by BB Biotech AG

                                    --------------------------------------------
                                    (10) Shared Dispositive Power
                                    1,038,282 by BB Biotech AG
                                    (See Item 5)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person


                                   Page 5 of 9

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1,038,282 shares of common stock, $.0001 par value per share
     (See Item 5)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]


--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

        11.4%

--------------------------------------------------------------------------------
(12) Type of Reporting Person*

        HC, CO



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                      Schedule 13D Amendment Number 2

         This Amendment Number 2 reports the acquisition by BB Biotech AG ("BB Biotech") and Biotech Target S.A. ("Biotech Target") of additional securities of Alexion Pharmaceuticals, Inc. ("Alexion"). Biotech Target purchased an additional 102,500 shares of common stock, $.0001 par value per share, of Alexion (the "Common Stock) in a series of open market transactions as described in Item 5 of this Amendment Number 2.

         This Amendment Number 2 also serves to modify the reporting of the beneficial ownership by Biotech Target and BB Biotech of securities issued by Alexion. Pursuant to that certain Series B Preferred Stock Purchase Agreement, dated September 8, 1997, Biotech Target purchased 400,000 shares of the Series B Convertible Preferred Stock, par value $.0001 per share the ("Preferred Stock"), which represented 100% of the outstanding shares of the Preferred Stock. The Preferred Stock is an unregistered class of securities. As of December 18, 1997, the shares of Preferred Stock owned by Biotech Target and BB Biotech were immediately convertible into 935,782 shares of the Common Stock, which represents approximately 9.5% of the outstanding shares of the Common Stock. Therefore, as of December 16, 1997, Biotech Target and BB Biotech beneficially own, as defined in Rule 13-d(3)(a) and Rule 13d-(3)(d), a total of 1,038,282 shares of the Common Stock which represent approximately 11.4% of the outstanding shares of the Common Stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


(c) Biotech Target engaged in the following transactions with respect to the securities of Alexion during the past sixty days. Each of these transactions was completed on the open market.

----------------------------------------------------------------------------------------------------------
      DATE                     TRANSACTION                   AMOUNT                 PRICE PER SHARE
----------------------------------------------------------------------------------------------------------
 December 8, 1997            Bought                      85,000 shares of Common    $10.63
                                                         Stock
----------------------------------------------------------------------------------------------------------
 December 10, 1997           Bought                      7,500 shares of Common     $10.63
                                                         Stock
----------------------------------------------------------------------------------------------------------
 December 11, 1997           Bought                      10,000 shares of Common    $10.63
                                                         Stock
----------------------------------------------------------------------------------------------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Agreement by and between BB Biotech and Biotech Target with respect to the joint filing of this disclosure statement.


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                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   BB BIOTECH AG


Date: December 18, 1997                            By: /s/ Hans-Joerg Graf
                                                       -------------------------
                                                   Name:   Hans-Joerg Graf
                                                        ------------------------


Date: December 18, 1997                            By:  /s/ Dr. Victor Bischoff
                                                       -------------------------
                                                   Name:    Dr. Victor Bischoff
                                                        ------------------------



                                                   BIOTECH TARGET S.A.


Date: December 18, 1997                            By:   /s/ Dr. Andreas Bremer
                                                      --------------------------
                                                   Name:     Dr. Andreas Bremer
                                                        ------------------------



Date: December 18, 1997                            By:  /s/ Dr. Anders Hove
                                                      --------------------------
                                                   Name:    Dr. Anders Hove
                                                        ------------------------


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